Mintz Levin Daniel T. Kajunski | 617 348 1715 | dkajunski@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

May 31, 2007
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kristin Lochhead

Re:	Arbios Systems, Inc.
Item 4.02 Form 8-K
Filed April 23, 2007
File No. 000-32603

Ladies and Gentlemen:

On behalf of our client Arbios Systems, Inc. (the “Company”), we have set forth below the Company’s response to the telephone conference with Kristin Lochhead, Staff Accountant at the Securities and Exchange Commission (the “SEC”), regarding the Company’s Current Report on Form 8-K filed with the SEC on April 23, 2007 (the “Form 8-K”), held on the afternoon of May 30, 2007. We will deliver one courtesy copy of this response letter to Ms. Lochhead.

As requested by the SEC during the May 30, 2007 telephone conference with Ms. Lochhead, the Company will provide additional disclosure about the restatement of its financial statements in its Quarterly Reports on Form 10-QSB for the quarters ended June 30, 2007 and September 30, 2007 (the “Forms 10-QSB”). In accordance with Paragraph 26 of Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3, the Company will disclose in the Forms 10-QSB:

•	that its previously issued financial statements for the corresponding periods of 2006 have been restated to correct an error in the manner in which the Company valued outstanding warrants;

•	a description of the error;

•	the effect of the restatement on each financial statement line item and any per-share amounts affected for the corresponding periods of 2006; and

•	the cumulative effect of the restatement on retained earnings or other appropriate components of equity or net assets in the statement of financial position.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
May 31, 2007

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the SEC may have additional comments after reviewing this response letter. In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Form 8-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact Scott L. Hayashi, Chief Financial Officer of the Company, at (310) 657-4898 or the undersigned at (617) 348-1715 if you should have any questions regarding the foregoing.

Very truly yours,

/s/ Daniel T. Kajunski
Daniel T. Kajunski

cc:	Securities and Exchange Commission
Kristin Lochhead

Arbios Systems, Inc.
Walter C. Ogier, Chief Executive Officer
Scott L. Hayashi, Chief Financial Officer
Jack Stover, Chairman of the Audit Committee

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan, Esq.
Evan M. Bienstock, Esq.

Stonefield Josephson, Inc.
Candace Wernick, Partner